SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SPARTAN STORES, INC.
(Exact Name of Registrant as Specified in its Charter)

Michigan	**38-0593940**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)
850 76th Street, S.W., P.O. Box 8700 **Grand Rapids, Michigan**	**49518**
(Address of Principal Executive Offices)	(Zip Code)

SPARTAN STORES, INC.
DIRECTORS' STOCK PURCHASE PLAN
(Full Title of the Plan)

James B. Meyer **President and Chief Executive Officer** **Spartan Stores, Inc.** **850 76th Street** **Grand Rapids, Michigan 49518** (Name and Address of Agent for Service)	Copies to:	**Alex J. DeYonker** **Warner Norcross &Judd LLP** **900 Old Kent Building** **111 Lyon Street, N.W.** **Grand Rapids, Michigan 49503-2487**

(616) 878-2000
(Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, no par value	25,000 shares(2)	$6.79(3)	$169,750(3)	$45.16

(1) On November 1, 2000, the average of the bid and asked prices of the Common Stock of Spartan Stores, Inc. was $6.79 per share. The registration fee is computed in accordance with Rule 457(h) and (c).

(2) In addition, pursuant to Rule 416(c) under the Securities Act of 1933 (the "Securities Act"), this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein, plus such indeterminate number of additional shares as may be authorized in the event of an adjustment as a result of an increase in the number of issued shares of Common Stock resulting from the payment of stock dividends or stock splits or certain other capital adjustments.

(3) Estimated solely for the purpose of calculating the registration fee.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   **Incorporation of Documents by Reference.**

The following documents filed with the Securities and Exchange Commission are incorporated in this registration statement by reference:

(a)   The Registrant's latest annual report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

(b)   All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (a) above.

(c)   The description of the Registrant's common stock, no par value, which is contained in the Registrant's Form 8-A registration statement filed under the Exchange Act on August 1, 2000, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Registrant (also referred to as "Spartan Stores") pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities remaining unsold shall be deemed to be incorporated by reference in this registration statement and to be a part of this registration statement from the date of filing of such documents.

Item 4.   **Description of Securities.**

Not applicable.

Item 5.   **Interests of Named Experts and Counsel.**

Mr. Alex J. DeYonker, a Partner of Warner Norcross & Judd LLP, counsel to the Registrant, serves as a member of the Registrant's Board of Directors and General Counsel and Secretary of the Registrant.

Item 6.   **Indemnification of Directors and Officers.**

The Registrant has the power to indemnify its directors, officers, employees and agents against liability for certain acts pursuant to Sections 561 through 565 of the Michigan Business Corporation Act. Pursuant to its Amended and Restated Articles of Incorporation and Bylaws, the Registrant may indemnify a director, officer, employee or agent for liabilities reasonably incurred resulting from any pending, threatened or completed action or proceeding arising out of such person's position with the Registrant. The Registrant has insured or indemnified its directors and officers against certain liabilities that may arise under the Securities Act.

Item 7.   **Exemption from Registration Claimed.**

Not applicable.

Item 8.   **Exhibits.**

The following exhibits have been filed or incorporated by reference as part of this Registration Statement:

Exhibit Number	Document
4.1	Articles IV, V, VIII, IX, X, XII and XIII of the Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as Annex B to the prospectus and joint proxy statement contained in Spartan Stores' Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, filed on June 5, 2000. Here incorporated by reference.
4.2	Articles II, III and X of the Amended and Restated Bylaws of Spartan Stores, Inc. Previously filed as Annex B to the prospectus and joint proxy statement contained in Spartan Stores' Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, filed on June 5, 2000. Here incorporated by reference.
5	Opinion of Warner Norcross & Judd LLP.
23.1	Consent of Independent Public Accountants.
23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and incorporated herein by reference).
24	Powers of Attorney.

Item 9.   **Undertakings.**

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant shall, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on this 6th day of November, 2000.

SPARTAN STORES, INC.
(Registrant)

By /s/ James B. Meyer*
    James B. Meyer
    President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Form S-8 Registration Statement has been signed by the following persons in the capacities and on the date indicated.

November 6, 2000   By /s/ Russell H. VanGilder, Jr.*
                             Russell H. VanGilder, Jr.
                             Chairman of the Board and Director

November 6, 2000   By /s/Alex J. DeYonker
                             Alex J. DeYonker
                             Director

November 6, 2000   By /s/ Elson S. Floyd, Ph.D.*
                             Elson S. Floyd, Ph.D.
                             Director

November 6, 2000   By /s/ Richard B. Iott*
                             Richard B. Iott
                             Director

November 6, 2000   By /s/ Joel A. Levine*
                             Joel A. Levine
                             Director

November 6, 2000   By /s/ James B. Meyer*
                             James B. Meyer
                             Director

November 6, 2000   By /s/ Elizabeth A. Nickels*
                             Elizabeth A. Nickels
                             Director

November 6, 2000   By /s/David M. Staples*

           David M. Staples
           Vice President Finance and Chief Financial Officer
           (Principal Financial and Accounting Officer)

November 6, 2000   *By /s/ Alex J. DeYonker

           Alex J. DeYonker
           Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Document
4.1	Articles IV, V, VIII, IX, X, XII and XIII of the Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as Annex B to the prospectus and joint proxy statement contained in Spartan Stores' Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, filed on June 5, 2000. Here incorporated by reference.
4.2	Articles II, III and X of the Amended and Restated Bylaws of Spartan Stores, Inc. Previously filed as Annex B to the prospectus and joint proxy statement contained in Spartan Stores' Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, filed on June 5, 2000. Here incorporated by reference.
5	Opinion of Warner Norcross & Judd LLP.
23.1	Consent of Independent Public Accountants.
23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and incorporated herein by reference).
24	Powers of Attorney.

EXHIBIT 5 AND EXHIBIT 23.2

Warner Norcross & Judd LLP
Attorneys at Law
900 Old Kent Building
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

November 6, 2000

Spartan Stores, Inc.
870 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

Ladies and Gentlemen:

As legal counsel for Spartan Stores, Inc., a Michigan corporation (the "Company"), we have examined and are familiar with the Company's Restated Articles of Incorporation, Bylaws and other corporate records and documents and have made such further examination as we have deemed necessary or advisable in order to enable us to render this opinion. Based upon the foregoing, we are of the opinion that:

1. The Company is a corporation duly organized and validly existing under the laws of the State of Michigan.

2. The Company has an authorized capitalization of 50,000,000 shares of common stock, no par value ("Common Stock"), and 10,000,000 shares of preferred stock.

3. The 25,000 shares of Common Stock being registered on Form S-8 under the Securities Act of 1933 are authorized shares of Common Stock and such shares, when issued pursuant to Spartan Stores, Inc. Directors' Stock Purchase Plan, will be legally issued and outstanding, fully paid and nonassessable.

We hereby consent to the filing of this opinion and consent as an exhibit to the Registration Statement on Form S-8 covering the Common Stock to be issued pursuant to this Registration Statement.

Very truly yours,

WARNER NORCROSS & JUDD LLP

By /s/ Alex J. DeYonker
　　Alex J. DeYonker
　　A Partner

EXHIBIT 23.1

Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49504-5359

Tel: (616) 336-7900
Fax: (616) 336-7950
www.us.deloitte.com

[Deloitte & Touche Logo]

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement of Spartan Stores, Inc. on Form S-8 of our report dated June 14, 2000, appearing in the Annual Report on Form 10-K of Spartan Stores, Inc. for the year ended March 25, 2000 which is part of this Registration Statement.

/s/DELOITTE & TOUCHE LLP

November 6, 2000

EXHIBIT 24

POWER OF ATTORNEY

      The undersigned, in his capacity as a director or officer, or both, as the case may be, of Spartan Stores, Inc., does hereby appoint JAMES B. MEYER or ALEX J. DEYONKER, and both of them severally, with full power of substitution, his attorneys or attorney to execute in his name, place, and stead, a Registration Statement on Form S-8 to register 25,000 shares of the Common Stock, no par value, of Spartan Stores, Inc. to be issued pursuant to the Spartan Stores, Inc. Directors' Stock Purchase Plan, and any and all amendments thereto, and to file it or them with the Securities and Exchange Commission.

October 25, 2000

/s/James B. Meyer
Signature

James B. Meyer
Name

Director, President and Chief Executive Officer
Title

<u>POWER OF ATTORNEY</u>

    The undersigned, in his capacity as a director or officer, or both, as the case may be, of Spartan Stores, Inc., does hereby appoint JAMES B. MEYER or ALEX J. DEYONKER, and both of them severally, with full power of substitution, his attorneys or attorney to execute in his name, place, and stead, a Registration Statement on Form S-8 to register 25,000 shares of the Common Stock, no par value, of Spartan Stores, Inc. to be issued pursuant to the Spartan Stores, Inc. Directors' Stock Purchase Plan, and any and all amendments thereto, and to file it or them with the Securities and Exchange Commission.

September 29, 2000

/s/Russell H. VanGilder, Jr.
Signature

Russell H. VanGilder, Jr.
Name

Director and Chairman of the Board
Title

POWER OF ATTORNEY

        The undersigned, in his capacity as a director or officer, or both, as the case may be, of Spartan Stores, Inc., does hereby appoint JAMES B. MEYER or ALEX J. DEYONKER, and both of them severally, with full power of substitution, his attorneys or attorney to execute in his name, place, and stead, a Registration Statement on Form S-8 to register 25,000 shares of the Common Stock, no par value, of Spartan Stores, Inc. to be issued pursuant to the Spartan Stores, Inc. Directors' Stock Purchase Plan, and any and all amendments thereto, and to file it or them with the Securities and Exchange Commission.

September 22, 2000

/s/Elson S. Floyd, Ph.D.
Signature

Elson S. Floyd, Ph.D.
Name

Director
Title

POWER OF ATTORNEY

The undersigned, in his capacity as a director or officer, or both, as the case may be, of Spartan Stores, Inc., does hereby appoint JAMES B. MEYER or ALEX J. DEYONKER, and both of them severally, with full power of substitution, his attorneys or attorney to execute in his name, place, and stead, a Registration Statement on Form S-8 to register 25,000 shares of the Common Stock, no par value, of Spartan Stores, Inc. to be issued pursuant to the Spartan Stores, Inc. Directors' Stock Purchase Plan, and any and all amendments thereto, and to file it or them with the Securities and Exchange Commission.

September 24, 2000

/s/Richard B. Iott
Signature

Richard B. Iott
Name

Director
Title

POWER OF ATTORNEY

The undersigned, in his capacity as a director or officer, or both, as the case may be, of Spartan Stores, Inc., does hereby appoint JAMES B. MEYER or ALEX J. DEYONKER, and both of them severally, with full power of substitution, his attorneys or attorney to execute in his name, place, and stead, a Registration Statement on Form S-8 to register 25,000 shares of the Common Stock, no par value, of Spartan Stores, Inc. to be issued pursuant to the Spartan Stores, Inc. Directors' Stock Purchase Plan, and any and all amendments thereto, and to file it or them with the Securities and Exchange Commission.

September 25, 2000

/s/Joel A. Levine
Signature

Joel A. Levine
Name

Director
Title

POWER OF ATTORNEY

    The undersigned, in his capacity as a director or officer, or both, as the case may be, of Spartan Stores, Inc., does hereby appoint JAMES B. MEYER or ALEX J. DEYONKER, and both of them severally, with full power of substitution, his attorneys or attorney to execute in his name, place, and stead, a Registration Statement on Form S-8 to register 25,000 shares of the Common Stock, no par value, of Spartan Stores, Inc. to be issued pursuant to the Spartan Stores, Inc. Directors' Stock Purchase Plan, and any and all amendments thereto, and to file it or them with the Securities and Exchange Commission.

September 26, 2000   /s/Elizabeth A. Nickels
                 Signature

                 Elizabeth A. Nickels
                 Name

                 Director
                 Title

POWER OF ATTORNEY

        The undersigned, in his capacity as a director or officer, or both, as the case may be, of Spartan Stores, Inc., does hereby appoint JAMES B. MEYER or ALEX J. DEYONKER, and both of them severally, with full power of substitution, his attorneys or attorney to execute in his name, place, and stead, a Registration Statement on Form S-8 to register 25,000 shares of the Common Stock, no par value, of Spartan Stores, Inc. to be issued pursuant to the Spartan Stores, Inc. Directors' Stock Purchase Plan, and any and all amendments thereto, and to file it or them with the Securities and Exchange Commission.

September 29, 2000

/s/David M. Staples
Signature

David M. Staples
Print Name

Vice President Finance and Chief Financial Officer
Title